SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of June 2002
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                         Form 20-F  X     Form 40-F
                                   ---              ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes        No  X
                                   ---        ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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                            Genesys Conferencing Logo


FOR IMMEDIATE RELEASE

     Fairchild Semiconductor Selects Genesys Meeting Center for Interactive
                               Web-Based Meetings

     Desktop Conferencing Improves Productivity and Reduces Travel Expenses


Denver, Colorado and Montpellier, France -June 25, 2002 -- Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), the world's leading conferencing specialist, today announced that Fairchild Semiconductor International, (NYSE: FCS) the leading global supplier of high performance power products for multiple end markets, has selected Genesys Meeting Center to enhance its internal communications between company locations around the world and reduce its travel expenses.

"Genesys Meeting Center allows us to collaborate and conduct meaningful discussions with many remote locations at once, all from our own offices," said John Houser, Fairchild Semiconductor's i2 Demand Fulfillment Technical Leader. "We selected Genesys Conferencing because they offered a complete web-based platform that is cost effective and saves the company time and money."

Fairchild Semiconductor International has offices and manufacturing sites in more than twenty locations around the world. Their Corporate Information Systems Department is often required to demonstrate new software functionality for end-user design approval. This can mean traveling from corporate headquarters in South Portland, Maine for one-day meetings to the UK, Malaysia, Hong Kong or Japan resulting in travel expenses and lost productivity.

Genesys Meeting Center is the first fully integrated audio, video and web conferencing collaboration platform accessible on demand through the Internet. Among its features is web-based desktop application sharing that allows Fairchild conference participants to show presentations and demonstrate new software systems both locally and to remote users simultaneously. Genesys Meeting Center enables users to have a dynamic exchange of ideas and thoughts in real time- right from their own desktops.

"Genesys Conferencing solutions also provides a significant cost savings for Fairchild," added Houser. "For example, recently three employees scheduled to take a trip to Asia and Europe would have incurred over $15,000 for travel and hotel expenses. Genesys Meeting Center enabled them to conduct their business from their home offices, saving Fairchild nearly $15,000 and allowing the workers to continue to work during the time they would have spent traveling."

"Fairchild sees the tremendous value in using Genesys Meeting Center to connect with employees all over the world right from their desktops," said David M. Rosenberg, Executive Vice-President of Sales and Marketing for Genesys Conferencing in North America. "Genesys Conferencing not only allows them to minimize travel expenses, but also improves productivity and collaboration efforts without any geographical boundaries."


About Genesys Conferencing
Founded in 1986, Genesys Conferencing is a global communications specialist, providing practical and innovative real-time collaborative and managed event services to over 17,000 clients worldwide. Working in a rapidly growing market and enjoying unique worldwide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 18 countries throughout Europe, Asia Pacific and the United States. Genesys Conferencing's ordinary shares are listed on the Nouveau Marche in Paris (Euronext: 3955) and its ADSs are listed on the Nasdaq National Stock Market (Nasdaq: GNSY).

      Euronext: 3955 - Nasdaq: GNSY - Reuters: GNSY LP - Bloomberg: GENE LP
                                www.genesys.com

Paul Joyal         Direct Line: +1 781-761-6231      paul.joyal@genesys.com
Florence Catel     Direct Line: +33 4 99 13 27 49    florence.catel@genesys.com


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 25, 2002

                                        GENESYS SA


                                        By: /s/ Francois Legros
                                            -----------------------------------
                                            Name:  Francois Legros
                                            Title: Chairman and Chief Executive
                                                   Officer